Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-20829) of MarkWest Hydrocarbon, Inc. of our report dated June 17, 2005, with respect to the statements of net assets available for benefits of the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2004, annual report on Form 11-K of the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan.

/s/ KPMG LLP

Denver, Colorado
June 28, 2005